UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2024

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40450	85-2122558
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, Suite 8133

New York, New York 10022

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (929) 412-1272

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

The stockholders (the “Stockholders”) of OceanTech Acquisitions I Corp., a Delaware corporation (“OTEC” or “OceanTech”) approved each of the proposals set forth below at the special meeting held on February 9, 2024 (the “Special Meeting”) following the notice provided by the definitive proxy/prospectus filed on January 2, 2024 as supplemented by the Form 8-K filed on January 19, 2024 (collectively, the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”), as follows:

●	Proposal One — The Business Combination Proposal. To approve and adopt the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Merger Agreement”), a copy of which is attached to the Proxy Statement as Annex A, and the transactions contemplated therein, including the business combination whereby R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC will merge with and into Regentis Biomaterials Ltd., a company organized under the laws of Israel (“Regentis”), with Regentis surviving the merger as a wholly-owned subsidiary of OTEC (the “Business Combination”), and approve the transactions contemplated thereby, subject to the terms and conditions set forth in the Merger Agreement.

●	Proposal Two — The Nasdaq Proposal. To approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of more than 20% of the issued and outstanding OTEC common stock in connection with the Business Combination, including the issuance of the merger consideration, the converted options from the equity plan of Regentis, shares for OTEC’s sponsor’s contribution to OTEC’s trust account (the “Trust Account”) as part of each extension option, the earnout shares and the shares in the PIPE investment, and the resulting change in control in connection with the Business Combination.

●	Proposal Three — The Restated OTEC Charter Proposal. To amend, immediately following and in connection with the closing of the Business Combination OTEC’s existing certificate of incorporation dated as of May 27, 2021, as amended on December 1, 2022 by that certain First Amendment to the Amended and Restated Certificate of Incorporation, as further amended on May 30, 2023 by that certain Second Amendment to the Amended and Restated Certificate of Incorporation, and as further amended on September 5, 2023 by that certain Amendment to the Amended and Restated Certificate of Incorporation and as may be further amended (collectively, the “Existing OTEC Charter”) to such proposed form set forth as Annex D to the Proxy Statement (the “Restated OTEC Charter”).

●	Proposal Four – The Governance Proposals. To consider and vote upon, on a non-binding advisory basis, the following material differences between the Restated OTEC Charter and the Existing OTEC Charter as separate proposals in accordance with the SEC requirements:

o	Proposal Four (a) – Changes to Authorized Capital Stock. To increase the total number of authorized shares of all classes of capital stock of OTEC from 111,000,000 shares consisting of (i) 100,000,000 shares of OTEC Class A Common Stock, (ii) 10,000,000 shares of OTEC Class B Common Stock and (iii) 1,000,000 shares of preferred stock, to 111,000,000 shares of the surviving company following the Business Combination (the “Post-Closing Company”) capital stock, consisting of (a) 110,000,000 shares of Post-Closing Company common stock and (b) 1,000,000 shares of preferred stock of the Post-Closing Company.

o	Proposal Four (b) – Increased Vote Required for Removal of Directors for Cause. To increase the vote required to remove directors of the Post-Closing Company for cause from a majority of the voting power to 66 2⁄3% of the voting power.

o	Proposal Four (c) – Name Change. To change the name of OTEC from “OceanTech Acquisitions I Corp.” to “Regentis Biomaterials Corp.”.

o	Proposal Four (d) – Removal of Blank Check Company Provisions. To eliminate various provisions applicable only to blank check companies, including business combination requirements.

●	Proposal Five — The Equity Incentive Plan Proposal. To approve and adopt the current equity incentive plan, a copy of which is attached to the Proxy Statement as Annex C.

●	Proposal Six — The Election of Directors Proposal. To elect, effective at the closing of the Business Combination, seven directors to serve staggered terms on the Post-Closing Company board of directors until the first, second and third annual meetings of stockholders following such closing, as applicable, and until their respective successors are duly elected and qualified.

o	Class I (to serve until 2024 annual meeting): Surendra Ajjarapu, Susan Alpert, Pini Ben Elazar

o	Class II (to serve until 2025 annual meeting): Efraim Cohen-Arazi, Keith Valentine

o	Class III (to serve until 2026 annual meeting): Ehud Geller, Jeff Dykan

●	Proposal Seven — The Adjournment Proposal. To adjourn the special meeting to a later date or dates, if necessary, if the parties are not able to consummate the Business Combination.

On the record date of December 29, 2023, OTEC had 3,497,475 shares entitled to vote at the Special Meeting, and 2,968,524 shares were present in person or by proxy, representing a quorum. At the Special Meeting, the Stockholders voted on each proposal presented, as described in the Proxy Statement, and cast their votes as described below:

The Stockholders approved each proposal. The following is a tabulation of the voting results:

Proposal 1: The Business Combination Proposal

FOR	AGAINST	ABSTAIN
2,965,975	2,549	0

Proposal 2: Nasdaq Proposal

FOR	AGAINST	ABSTAIN
2,965,975	2,549	0

Proposal 3: The Restated OTEC Charter Proposal

FOR	AGAINST	ABSTAIN
2,965,975	2,549	0

Proposal 4: The Governance Proposals

Proposal 4 (a): Changes to Authorized Capital Stock

FOR	AGAINST	ABSTAIN
2,895,975	2,549	70,000

Proposal 4 (b): Increased Vote Required for Removal of Directors for Cause

FOR	AGAINST	ABSTAIN
2,895,975	2,549	70,000

Proposal 4 (c): Name Change

FOR	AGAINST	ABSTAIN
2,965,975	2,549	0

Proposal 4 (d): Removal of Blank Check Company Provisions

FOR	AGAINST	ABSTAIN
2,965,975	2,549	0

Proposal 5: The Equity Incentive Plan Proposal

FOR	AGAINST	ABSTAIN
2,895,757	2,767	70,000

Proposal 6: The Election of Directors Proposal

Surendra Ajjarapu

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Susan Alpert

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Pini Ben Elazar

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Efraim Cohen-Arazi

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Keith Valentine

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Ehud Geller

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Jeff Dykan

FOR	AGAINST	ABSTAIN
2,895,975	0	72,549

Accordingly, such proposals, having received the votes required by applicable law, were declared to be duly adopted by the Stockholders, and a vote for the proposal to authorize adjournment of the Special Meeting was unnecessary. No other items were presented for stockholder approval at the Special Meeting.

In connection with the Special Meeting, Stockholders holding 800,312 shares of OTEC class A common stock (the “Public Shares”) exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. The trustee of the Trust Account is calculating the final amount of the funds to be removed from the Trust Account in connection with such redemptions, but the current preliminary calculations are that approximately $9,227,597.36 (approximately $11.53 per Public Share)  will be removed from the Trust Account to pay such holders. OTEC will amend this Form 8-K (or file a new Form 8-K) should the actual amounts materially differ from the foregoing estimated amounts.

Cautionary Statement Regarding Forward-Looking Statements

This Filing is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Filing. To the fullest extent permitted by law under no circumstances will Regentis, OceanTech, Merger Sub, Sponsor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Filing, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Filing does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Business Combination. Readers of this Filing should each make their own evaluation of OceanTech and Regentis and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Filing contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the completion of the Business Combination and the expected listing on Nasdaq, and OceanTech’s and Regentis’ expectations, plans or forecasts of future events and views as of the date of this Filing. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of OceanTech or Regentis). Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Business Combination may not be completed by OceanTech’s business combination deadline; (4) the inability to complete the Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of OceanTech or Regentis for the Merger Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by OceanTech’s stockholders; (6) the inability to obtain or maintain the listing of OceanTech’s common stock on Nasdaq following the Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Business Combination; (7) the effect of the announcement or pendency of the Business Combination on Regentis’ business relationships, operating results, and business generally; (8) risks that the Business Combination disrupts current plans and operations of Regentis; (9) the inability to realize the anticipated benefits of the Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Business Combination; (10) the possibility that OceanTech or Regentis may be adversely affected by other economic or business factors; (11) changes in the markets in which Regentis competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Regentis may not be able to execute its growth strategies; (14) the risk that Regentis experiences difficulties in managing its growth and expanding operations after the Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Regentis to grow and manage growth economically and hire and retain key employees; (17) risk that Regentis may not be able to develop and maintain effective internal controls; (18) the risk that Regentis may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Regentis is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Regentis’ business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties identified in the Form S-4, including those under “Risk Factors” therein, and in other filings with the SEC made by OceanTech. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanTech’s Form S-4 and definitive proxy statement, Annual Report on Form 10-K, and Quarterly Reports on Form 10-Q filed with the SEC with respect to the Business Combination, and other documents filed by OceanTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither OceanTech nor Regentis presently know or that OceanTech and Regentis currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. However, while OceanTech and Regentis may elect to update these forward-looking statements at some point in the future, OceanTech and Regentis specifically disclaim any obligation to do so. Neither OceanTech nor Regentis gives any assurance that OceanTech or Regentis, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing OceanTech’s and Regentis’ assessments as of any date subsequent to the date of this Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, OTEC has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: February 13, 2024	By:	/s/ Suren Ajjarapu
Name: Suren Ajjarapu
Title: Chief Executive Officer
(Principal Executive Officer)